(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number 0-32613

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Excelligence Learning Corporation

Full Name of Registrant:

LearningStar Corp.

Former Name if Applicable:

2 Lower Ragsdale Drive, Suite 200

Address of Principal Executive Office (Street and Number):

Monterey, CA 93940

City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

Excelligence Learning Corporation (the “Company”) is unable to file its quarterly report on Form 10-Q for the period ended September 30, 2005 in a timely manner without unreasonable effort and expense in light of the circumstances described below.

On September 13, 2005, the Company announced that it will restate its financial statements as of and for the year ended December 31, 2004 and the quarter ended March 31, 2005. The completion and review of the Company’s quarterly reports on Forms 10-Q for the three months ended June 30, 2005 and September 30, 2005 have been delayed pending the completion of the restated financial statements. The restatements will not be completed in sufficient time for the Company to: (i) complete its financial statements for the period ended September 30, 2005, (ii) assure that the information presented in the Form 10-Q complies with the requirements of the form and applicable federal securities laws and regulations, and (iii) file the Form 10-Q, within the prescribed period without unreasonable effort and expense.

The Company did not represent in Part II of this form that it would be able to file its quarterly report on Form 10-Q for the period ended September 30, 2005 by November 21, 2005, which is required by Securities and Exchange Commission (“SEC”) rules to obtain a 5-day extension of the filing deadline. The Company does not believe at this time that it will be able to file its quarterly report by that date. The Company has provided additional information concerning the status of its restatements in its press releases dated September 13 and November 14, 2005.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ronald Elliot (Name)	(831) (Area Code)	333-2000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the three months ended June 30, 2005

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced, the Company plans to make adjustments to its operating income for the fourth quarter of 2004 and the first quarter of 2005. The adjustments anticipated at present remain estimates pending completion of audit procedures related to the restated financial statements for the year ended December 31, 2004 and review procedures related to the restated financial statements for the quarter ended March 31, 2005, in each case by the Company’s independent registered public accounting firm.

As previously announced and based on the results of an internal investigation, the Company expects to report a decrease of approximately $500,000 to $600,000 in its previously reported operating (pre-tax) income for the fiscal year ended December 31, 2004 of $3.1 million. Certain elements of the expected adjustments consist of accruals relating to fiscal year 2004 that were not recorded until fiscal year 2005. Adjusting the timing of when these accruals were recorded is expected to result in an increase, in an amount yet to be determined, to the Company’s previously reported operating (pre-tax) income for the quarter ended March 31, 2005. The anticipated adjustments are also expected to increase previously reported total liabilities as of December 31, 2004 of $6.3 million by approximately $1.3 million, and to increase previously reported total assets of $48.7 million by approximately $750,000.

Excelligence Learning Corporation

            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 14, 2005	By	/s/ Ronald Elliot
Ronald Elliot
Chief Executive Officer